Exhibit 12
M.D.C. HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,		Three Months Ended September 30,		Year Ended December 31,
(dollars in 000’s)	2005	2004	2005	2004	2004	2003	2002	2001	2000
Earnings	$526,731	$432,326	$204,386	$180,542	$675,748	$389,940	$301,072	$286,228	$232,034

Fixed Charges	$47,157	$30,563	$18,645	$10,904	$43,011	$43,977	$27,453	$28,782	$30,844

Earnings to Fixed Charges	11.17	14.15	10.96	16.56	15.71	8.87	10.97	9.94	7.52

Earnings:

Pretax Earnings from Continuing Operations	493,232	404,974	193,326	170,869	636,914	348,223	274,044	255,387	203,201
Add:
Fixed Charges	47,157	30,563	18,645	10,904	43,011	43,977	27,453	28,782	30,844
Less capitalized interest	(36,540)	(23,481)	(14,615)	(8,406)	(32,879)	(26,779)	(21,116)	(22,498)	(24,367)
Add amortization of previously capitalized interest	22,882	20,270	7,030	7,175	28,702	24,519	20,691	24,557	22,356

Total Earnings	526,731	432,326	204,386	180,542	675,748	389,940	301,072	286,228	232,034

Fixed Charges:

Homebuilding and corporate interest expense	0	0	0	0	0	0	0	0	0
Mortgage lending interest expense	2,152	1,324	1,014	521	1,946	1,967	1,822	2,666	3,115
Interest component of rent expense	5,175	3,839	1,824	1,517	5,462	3,897	2,812	2,253	2,177
Amortization and expensing of debt expenses (1)	3,290	1,919	1,192	460	2,724	11,334	1,703	1,365	1,185
Capitalized interest	36,540	23,481	14,615	8,406	32,879	26,779	21,116	22,498	24,367

Total Fixed Charges	47,157	30,563	18,645	10,904	43,011	43,977	27,453	28,782	30,844

(1)	Year Ended December 31, 2003 includes $9,315 of expenses related to debt redemption.